Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, investors’ rights agreement, and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K, as well as the relevant provisions of Delaware General Corporation Law.

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock, and it authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of the following shares, all with a par value of $0.00001 per share, of which:

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1,000,000,000 shares are designated as Class A common stock;

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500,000,000 shares are designated as Class B common stock; and

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10,000,000 shares are designated as preferred stock.

Class A and Class B Common Stock

Voting Rights

Holders of Class A common stock are entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 10 votes per share on any matter submitted to our stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Except as expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably, and are identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Right to Receive Liquidation Distributions

On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, lease, exclusive license or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger, or reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the company immediately prior to such consolidation, merger or reorganization continue to hold a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary of another entity, the surviving entity’s parent) immediately after such consolidation, merger or reorganization, or (c) any transaction or series of related transactions to which the company is a party in which greater than 50% of the company’s voting power is transferred; subject to certain exceptions. However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same proportion and manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Upon any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including (i) transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole or, in the case of our founders, shared with family members, voting and dispositive power or, in the case of transfers to trusts, so long as the transferring holder or family members are beneficiaries of the trust; (ii) certain transfers to affiliated foundations so long as the transferring holder or family members continue to hold sole or shared voting and dispositive power over the shares; (iii) transfers of shares of Class B common stock to any of our founders; and (iv) transfers to the estates or heirs of any of our founders upon his or her death or incapacity.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (1) sale or transfer of such share of Class B common stock, except for certain permitted transfers as described in the immediately preceding paragraph and in our amended and restated certificate of incorporation; (2) the death or incapacity of the Class B common stockholder (or nine months after the date of death or incapacity if the stockholder is one of our founders); and (3) on the final conversion date, defined as the earlier of (a) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding shares of Class A and Class B common stock; (b) December 31, 2031; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.

Once transferred and converted into Class A common stock, the Class B common may not be reissued.

Fully Paid and Non-Assessable

All outstanding shares of our Class A common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.

Registration Rights

We are party to an investors’ rights agreement that provides that certain holders of our common stock, including certain holders of at least 5% of our common stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire after the earlier of June 28, 2024, or with respect to any particular stockholder, such time that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Certain holders of our common stock are entitled to certain demand registration rights. These holders may request that we register all or a portion of the registrable shares. We are obligated to effect only one such registration. Such request for registration must cover such number of shares as would have an anticipated aggregate offering price of at least $15.0 million.

Piggyback Registration Rights

Certain holders of our common stock are entitled to certain piggyback registration rights. If we register any securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing to be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, a transaction under Rule 145 of the Securities Act, or a registration related to stock issued upon conversion of debt securities. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

Form S-3 Registration Rights

Certain holders of our common stock are entitled to certain registration rights on Form S-3. The holders of these shares, constituting at least a majority of our registrable securities then outstanding, can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $10.0 million. We are not required to file more than two Form S-3 registration statements that are declared or became effective in any 12-month period. We may postpone the filing of a registration statement for up to 120 days not more than once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us. The foregoing Form S-3 rights are subject to a number of additional exceptions and limitations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, or by a resolution adopted by our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders by a plurality of the votes cast. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of at least a majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, or any action asserting a claim for aiding and abetting such breach of fiduciary duty; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying an offering. Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our then-outstanding voting stock. The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol “CFLT.”